SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TFTS Free-Translation into English
January 26, 2006

MANAGEMENT’S PROPOSAL FOR THE APPLICATION OF THE 2005
FISCAL YEAR’S PROFITS

Dear Shareholders,

The Management of TIM Participações S.A. proposes that the Net Profits of the Fiscal Year in the amount of R$ 434,488,748.59 (four hundred e thirty-four million, four hundred and eighty-eight thousand, seven hundred and forty-eight reais and fifty-nine cents) be applied as follows:

1. Legal Reserve

Pursuant to section 193 of Law 6,404/76, it is mandatory the allocation of 5% (five per cent) of the Net Profits of the Fiscal Year for the formation of the Legal Reserve, in the amount of R$ 21,724,437.43 (twenty-one million, seven hundred and twenty-four thousand, four hundred and thirty-seven reais and forty-three cents).

2. Dividends and Interest on Equity

In compliance with sections 40 and 41 of the By-Laws of the Corporation, section 202 of the Law 6,404/76 and in conformity with Law 9,249/95, this management proposes the application of the amount of R$ 122.028.794,12 (one hundred and twenty-two million, twenty-eight thousand, seven hundred and ninety-four reais and twelve cents) in the payment of dividends and interest on equity, distributed as follows:

	Common Shares		Preferred Shares

		Per block of		Per block of
		One thousand		one thousand
	Total	shares	Total	shares

Interest on Equity – gross	23,844,139.17	0.0796	46,155,860.83	0.0796
Income Tax withheld at the
Source	(3,576,620.88)	(0.0119)	(6,923,379.12)	(0.0119)

Interest on Equity – net	20,267,518.29	0.0676	39,232,481.71	0.0676

Dividends (including the
realization of profits reserve
in the amount of R$
18.837.716,33)	21,299,218.13	0.0711	41,229,575.99	0.0711

Total Net Distribution to the
shareholders	41,566,736.42	0.1387	80,462,057.70	0.1387

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The amounts proposed above are greater than the mandatory dividend and the priority dividend of the preferred shares established by the By-Laws of the Corporation.

3. Bylaws Reserve for the Expansion of the Business

Pursuant to the terms of the By-Laws of the Corporation (section 40, §2nd), it is also proposed that the outstanding amount of the Adjusted Net Profits, in the amount of R$ 299.073.233,37 (two hundred and ninety-nine million, seventy-three thousand, two hundred and thirty-three reais and thirty-seven cents), be held at the Reserve for the Expansion of the Business’ account, for the expansion of the mobile telephone plant, contemplating primarily investments in the network, information technology and commercial transaction areas.

Rio de Janeiro, January 31st, 2006.

The Management

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer